Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Bank of New York Mellon Corporation:

We consent to the use of our reports with respect to the consolidated balance sheets of The Bank of New York Mellon Corporation and subsidiaries (“BNY Mellon”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the Registration Statement on Form S-3 and related Prospectus.

/s/ KPMG LLP

New York, New York

May 9, 2016